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                           MORGAN STANLEY DEAN WITTER
                          INDIA INVESTMENT FUND, INC.
             Morgan Stanley Dean Witter Investment Management Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020

DEAR STOCKHOLDER:

     At a meeting held on December 14, 2000, the Board of Directors of Morgan Stanley Dean Witter India Investment Fund, Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 30% of the Fund's outstanding shares of common stock. The offer is for cash at a price equal to 95% of the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on March 29, 2001, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, March 29, 2001, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on March 29, 2001, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted on or about April 9, 2001 (the "Payment Date").

     If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares.

     As of Thursday, February 15, 2001, the Fund's NAV was $15.09 per share and 28,024,292 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 800-223-2064 or collect at 212-440-9800.

     Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson Shareholder Communications Inc., the Fund's Information Agent, at 800-223-2064 or collect at 212-440-9800.

                                          Very truly yours,

                                          HAROLD J. SCHAAFF, JR.
                                          President

February 27, 2001